Exhibit 99.1

Envigado, May 9, 2024

BRAND UNIFICATION PROJECT OF ALMACENES ÉXITO S.A.

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market the beginning of a project to unify its retail brands in Colombia under Éxito y Carulla.

This will be a gradual process that will take place in the medium term. The results are being evaluated for a larger deployment during 2024, projecting the conversion of around 40 stores of the Surtimax, Super Inter and Surtimayorista brands to the Éxito and Carulla brands, which will operate in the same commercial establishments and with the stores’ own staff. The location, proximity and knowledge of customers will be preserved.